EXHIBIT 99.1

Antalpha Reports Third Quarter 2025 Results

SINGAPORE, Nov. 10, 2025 (GLOBE NEWSWIRE) -- Antalpha Platform Holding Company (NASDAQ: ANTA) ("Antalpha" or the "Company") today announced its unaudited financial results for the quarter ended September 30, 2025.

“Antalpha’s revenue grew 62% year over year in the third quarter. Our accelerating revenue growth and margin expansion underscores the scalability of our Prime lending platform, while capturing increasing demand from Bitcoin-mining financing and new lending scenarios, such as digital asset treasury financing,” said Paul Liang, chief financial officer of Antalpha.

“A key driver of Antalpha’s growth is our exposure to the burgeoning crypto market, which plays to Antalpha Prime’s strength of leveraging over-collateralization and other risk-management measures to provide institutions liquidity to navigate crypto volatility,” Mr. Liang added. “We are excited about the multitude of lending prospects surrounding the crypto market beyond bitcoin mining, and we are investing in new lending scenarios to develop a second growth curve.”

Third Quarter 2025 Financial Highlights

	For the three Months Ended September 30,
(In US$1 millions, unaudited)	2024	2025	YOY
Total Revenue	$13.0	$21.1	62%
Net income	$1.3	$7.0	440%
Net Income (non-GAAP)*	$1.3	$7.5	479%
Adjusted EBITDA (non-GAAP)*	$1.8	$8.5	361%
Adjusted EBITDA Margin (non-GAAP)*	14%	40%	26 pts

	As of September 30,
(In US$1 millions, unaudited)	2024	2025	YOY
Supply Chain TVL	$513	$900	76%
Margin Loan TVL**	$962	$1,457	51%
Total Value of Loans (TVL) Facilitated	$1,475	$2,357	60%

* Please also see “Non-GAAP Measures” and “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures” below for further information on non-GAAP numbers.
** Margin loans are facilitated by the Company as an agent (the Company does not assume default risk), and their balances are not recorded on the Company’s Condensed Combined and Consolidated Balance Sheets.

Third Quarter 2025 Operating Highlights

  Revenue growth continues to accelerate: The Company’s year over year (“YOY”) revenue growth reached 62% in Q3 25, accelerating from 49% in Q2 25 and 41% in Q1 25;
  Customer network broadening industry reach: Antalpha financed 77.1 EH of hashrate capacity at the end of Q3 25, accounting for approximately 7–8% of global Bitcoin hashrate;
  Strong customer acquisition and average TVL trends: The number of institutional clients grew 28% YOY and TVL per customer (on a 12-month rolling basis) increased 55% YOY, as Antalpha focused on larger, higher-quality clients;
  Enhanced lending efficiency: Financing cost on supply chain loans declined to 5.18%, and net interest margin on margin loans improved 44 bps YOY to 1.63%, supported by increasing scale, stronger brand and greater pricing power;
  Increasing profit margin: Adjusted EBITDA margin expanded to 40% in Q3 25. Excluding non-recurring items of $3.4 million in unrealized fair-value gain on Tether Gold holdings and $1.1 million in other non-operating income, Q3 25 Adjusted EBTIDA margin would have been 19%, compared to 14% a year ago;
  Collaboration with Tether: Antalpha collaborated with Tether to launch Antalpha’s RWA Hub, a dedicated RWA (“real world asset”) platform to increase access to Tether Gold (XAU₮); and
  Anchored Tether Gold DAT: The Company took control of Prestige Wealth Inc. NASDAQ: AURE), which will be renamed Aurelion, subject to customary approvals, and invested $43 million to anchor Aurelion’s $100 million PIPE, making Aurelion the first Tether Gold RWA focused company listed on the NASDAQ. Aurelion has 368 million ordinary shares outstanding, and Antalpha holds a 32% equity stake and 73% voting right. The Company is evaluating the impact of these transactions on its financial statements and expects to consolidate Aurelion’s financials subsequent to closing.

Outlook
Assuming stable market conditions and ongoing solid demand for crypto-collateralized financing, Antalpha expects fourth quarter 2025 revenue to reach between $26 million and $28 million, reflecting 94% -109% year over year growth and continuing top-line growth at an accelerated pace.

This forecast reflects Antalpha’s current preliminary view, which is subject to substantial risks and uncertainties. The Company is not obligated to update any forward-looking statements, except as required by law.

Conference Call Information
Antalpha’s management will host a conference call today, November 10, 2025, at 8:00 a.m. Eastern Time to discuss the Company’s financial results.

To attend, please register in advance at: https://register-conf.media-server.com/register/BI6e80fd2e26144070a2a883f680c352fb

Upon registration, you will receive a calendar invite email that includes dial-in number, passcode, and your unique access PIN.

A live webcast can be assessed at https://edge.media-server.com/mmc/p/eopwhsws.

A replay of the call will also be available on the Company’s investor relations website at https://ir.antalpha.com.

Non-GAAP Measures
In addition to financial measures presented under generally accepted accounting principles in the United States, or GAAP, Antalpha evaluates non-GAAP financial measures such as non-GAAP operating income, non-GAAP net income, adjusted EBITDA and adjusted EBITDA margin.

The Company believes these adjustments eliminate the effects of certain non-cash and/or non-recurring items that the Company believes complements management’s understanding of its ongoing operational results. However, non-GAAP measures are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in its industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of its non-GAAP financial measures as tools for comparison. Antalpha will continually evaluate the usefulness of such metrics. The Company believes that non-GAAP measures may be helpful to investors, because they provide consistency and comparability with past financial performance and with how management views its financial performance.

Non-GAAP operating income represents operating income before share-based compensation expenses. Non-GAAP operating margin represents the ratio between Non-GAAP operating income and revenue.

Non-GAAP net income represents net income before share-based compensation expenses.

Adjusted EBITDA (non-GAAP) represents net income before interest (if non-operating), taxes, depreciation and amortization, and share-based compensation expenses. The Company’s funding cost is an operating item and a significant component of its business. As such, it is not excluded from adjusted EBITDA (non-GAAP). Adjusted EBITDA Margin represents the ratio between adjusted EBITDA and revenue.

For more information on non-GAAP financial measures, please see “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About Antalpha
Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry. Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data.

Safe Harbor Statement
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Antalpha’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Antalpha’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Antalpha does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts
Investor Contact: ir@antalpha.com

Antalpha Platform Holding Company Condensed Combined and Consolidated Statements of Income (in USD, except for shares data, unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
Revenue
Technology financing fee	10,304,524	15,567,516	28,332,850	38,592,927
Technology platform fee	2,719,406	5,491,607	5,754,405	13,072,438
Total revenue	13,023,930	21,059,123	34,087,255	51,665,365
Operating expenses
Funding cost	6,528,330	10,414,025	17,990,148	25,671,289
Technology and development	1,256,603	1,904,536	3,635,429	4,546,282
Sales and marketing	1,083,324	2,569,684	2,910,899	4,825,075
General and administrative	2,595,203	3,997,383	6,328,277	12,853,885
Provision for credit losses	-	309,010	-	309,010
Other cost	354,865	176,402	829,693	1,059,714
Total operating expenses	11,818,325	19,371,040	31,694,446	49,265,255
Operating income	1,205,605	1,688,083	2,392,809	2,400,110
Non-operating income, net(i)	414,038	5,942,012	936,955	8,049,887
Income before income tax	1,619,643	7,630,095	3,329,764	10,449,997
Income tax expense	319,530	611,921	601,855	1,301,419
Net income	1,300,113	7,018,174	2,727,909	9,148,578
Comprehensive income	1,300,113	7,018,174	2,727,909	9,148,578
Weighted average number of ordinary shares
Basic*	19,250,000	23,677,500	19,250,000	21,520,513
Diluted*	19,250,000	26,506,320	19,250,000	24,198,925
Earnings per share
Basic*	0.07	0.30	0.14	0.43
Diluted*	0.07	0.26	0.14	0.38

*Giving retroactive effect to the reverse stock split effected on April 18, 2025.
(i) Non-operating income, net includes other income and fair value change on crypto assets and liabilities.

Antalpha Platform Holding Company Condensed Combined and Consolidated Balance Sheets (in USD, unaudited)
	As of December 31,	As of September 30,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	5,926,655	6,618,611
Crypto assets held (including USDC)	60,952,988	12,611,252
Accounts receivable	4,091,740	9,076,120
Amounts due from related parties	2,123,933	2,779,904
Loan receivables, current	300,701,527	390,556,539
Prepaid expenses and other current assets	4,265,800	10,588,579
Crypto assets collateral receivable from related party, current	665,966,988	675,840,733
Total current assets	1,044,029,631	1,108,071,738
Non-current assets:
Deferred tax assets	1,218,845	459,130
Loan receivables, non-current	128,166,851	509,809,408
Crypto assets collateral receivable from related party, non-current	71,040,098	690,195,741
Investment	5,814,162	5,814,162
Other non-current assets(i)	4,372,642	1,978,316
Total non-current assets	210,612,598	1,208,256,757
Total assets	1,254,642,229	2,316,328,495
Liabilities and shareholders’ equity
Current liabilities:
Amounts due to related parties	7,820,838	5,227,327
Accrued expenses and other current liabilities(ii)	9,074,568	9,388,894
Loan payables due to related party, current	279,445,336	328,749,783
Crypto assets collateral payable to customers, current	693,852,753	676,140,728
Total current liabilities	990,193,495	1,019,506,732
Non-current liabilities:
Loan payables due to related party, non-current	128,166,851	519,942,099
Crypto assets collateral payable to customers, non-current	88,943,818	666,965,322
Operating lease liabilities, non-current	953,821	936,718
Total non-current liabilities	218,064,490	1,187,844,139
Total liabilities	1,208,257,985	2,207,350,871
Total shareholders’ equity	46,384,244	108,977,624
Total liabilities and shareholders’ equity	1,254,642,229	2,316,328,495

(i) Other non-current assets include deferred offering costs, property and equipment, right-of-use assets and intangible assets.
(ii) Accrued expenses and other current liabilities include accrued liabilities, other payables and the current portion of lease liabilities.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures (in USD, unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
Operating income	1,205,605	1,688,083	2,392,809	2,400,110
Add: Share-based compensation	—	512,154	—	3,467,482
Operating income (non-GAAP)	1,205,605	2,200,237	2,392,809	5,867,592
Operating margin (non-GAAP)	9%	10%	7%	11%

Net income	1,300,113	7,018,174	2,727,909	9,148,578
Add: Share-based compensation	—	512,154	—	3,467,482
Net income (non-GAAP)	1,300,113	7,530,328	2,727,909	12,616,060
Add: Income tax expense	319,530	611,921	601,855	1,301,419
Add: Depreciation and amortization expense	214,869	317,116	549,638	833,943
Adjusted EBITDA (non-GAAP)	1,834,512	8,459,365	3,879,402	14,751,422
Adjusted EBITDA margin (non-GAAP)	14%	40%	11%	29%